FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of May, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X    Form 40-F
                                -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes         No  X
                               -----      -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         The announcement on the first meeting of the Fifth Session of the Supervisory Committee of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on May 12, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     May 12, 2005


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                               [GRAPHIC OMITTED]
        (a Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)
                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT
                             RESOLUTION PASSED AT
                    THE FIRST MEETING OF THE FIFTH SESSION
                         OF THE SUPERVISORY COMMITTEE

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 11th May 2005, the first meeting of the Fifth Session of the Supervisory Committee of Huaneng Power International, Inc. (the "Company") was convened at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Six Supervisors were eligible to attend the meeting. A total of six Supervisors attended the meeting (either in person or by proxy). The convening of this meeting complied with the Company Law of the People's Republic of China and the articles of association of the Company. Mr Ye Daji presided over the meeting. The proposal regarding the election of the Chairman and Vice-chairman of the Fifth Session of the Supervisory Committee was approved unanimously and that Mr Ye Daji and Ms Yu Ying were elected as the Chairman and Vice-chairman of the Fifth Session of the Supervisory Committee respectively.

                                                    Supervisory Committee
                                                              of
                                              Huaneng Power International, Inc.

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                               Qian Zhongwei
(Executive director)                      (Independent non-executive director)
Huang Yongda                              Xia Donglin
(Executive director)                      (Independent non-executive director)
Wang Xiaosong                             Liu Jipeng
(Non-executive director)                  (Independent non-executive director)
Na Xizhi                                  Wu Yusheng
(Non-executive director)                  (Independent non-executive director)
Huang Long                                Yu Ning
(Executive director)                      (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
12th May 2005